EMX Announces Receipt of Interim Order and Filing and Delivery of Management
Information Circular in Connection with its Special Meeting of Securityholders to
Approve the Arrangement with Elemental Altus

  Your vote is important no matter how many EMX Shares and/or stock options you hold.
  The Board of Directors of EMX recommends that Securityholders vote FOR the Arrangement Resolution.
  In light of the current Canada Post strike, Securityholders are strongly encouraged to cast their votes online or by telephone.
  For assistance in voting, please contact Laurel Hill Advisory Group by phone at 1-877-452-7184 (toll-free in North America) or 1-416-304-0211 (collect, international), or by email at assistance@laurelhill.com.

Vancouver, British Columbia, October 2, 2025 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce today that in connection with the previously announced transaction (the "Arrangement") with Elemental Altus Royalties Corp. ("Elemental Altus") and 1554829 B.C. Ltd. ("Acquireco"), EMX has filed and commenced delivery of its notice of meeting, management information circular (the "Circular") and related documents (collectively, the "Meeting Materials") for the upcoming special meeting (the "Meeting") of the holders of common shares of the Company (the "Shareholders") and the holders of stock options of the Company (the "Optionholders", and collectively with the Shareholders, the "Securityholders").

Due to the Canada Post strike, the mailing and delivery of the Meeting Materials has been interrupted. In accordance with the terms of the Interim Order (as defined below) and in lieu of prepaid ordinary mail, this press release has been disseminated and an advertisement (the "Advertisement") has been placed in today's issue of The Globe and Mail newspaper.

EMX has implemented measures to ensure that the delivery or transmission of the proxies or other Meeting Materials by the Securityholders to EMX in relation to the Meeting may be made within the required time period and at no cost to the Securityholders, including by providing for the submission of proxies online or by telephone, as set out below.

Further, EMX has taken the following measures, at no cost to Securityholders, to ensure delivery or transmission of Meeting Materials to as many Securityholders as possible:

  posted the Advertisement in The Globe and Mail newspaper;
  couriered or emailed the Meeting Materials to all registered Shareholders in Canada;
  couriered the Meeting Materials to beneficial Shareholders in Canada using a determined threshold;
  emailed the Meeting Materials to Securityholders with available email addresses;
  emailed intermediaries for further communication to beneficial Shareholders; and
  disseminated this press release.

There is no anticipated interruption or delay in the delivery of the Meeting Materials to U.S. Securityholders.

In light of the current Canada Post strike, Securityholders are strongly encouraged to cast their votes online or by telephone.

The Meeting Materials can also be accessed under EMX's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as well as on the Company's website at https://emxroyalty.com/investors/special-meeting/. The Meeting Materials are also available for delivery to Securityholders without charge by email or by courier upon written request made to EMX (contact Laurel Hill per below).

The Arrangement and Meeting Details

On September 4, 2025, EMX, Elemental Altus and Acquireco entered into an arrangement agreement (the "Arrangement Agreement"), pursuant to which Elemental Altus has agreed to, indirectly through Acquireco, acquire all of the issued and outstanding common shares of EMX ("EMX Shares") at an exchange ratio of 0.2822 Elemental Altus common shares (each, an "Elemental Altus Share")  for each EMX Share (the "Exchange Ratio"). Optionholders will receive replacement options of EMX, being exercisable to purchase from Elemental Altus a number of Elemental Altus Shares adjusted as to the number by the Exchange Ratio (rounded down to the nearest whole number of Elemental Altus Shares) and as to exercise price by the inverse of the Exchange Ratio (rounded up to the nearest whole cent). At the Meeting, Securityholders will be asked to consider, and if deemed advisable, to pass a special resolution (the "Arrangement Resolution") to approve the Arrangement under Part 9, Division 5 of the Business Corporations Act (British Columbia).

EMX will hold the Meeting on November 4, 2025, at 10:00 a.m. (Vancouver time) at the offices of Cassels Brock & Blackwell LLP at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8. The Meeting can also be accessed via live webcast at meetnow.global/M2JX4WC. The record date for Securityholders entitled to notice of, and to attend and vote at, the Meeting is September 25, 2025. Only Securityholders who are present in person and entitled to vote at the Meeting are able to vote during the Meeting. Any Securityholder attending the Meeting via the live webcast will not be able to vote at the Meeting.

Interim Order

The Company is pleased to announce that the Supreme Court of British Columbia (the "Court") has granted an interim order (the "Interim Order") regarding the Arrangement which authorizes EMX to proceed with the Meeting and addresses other Meeting-related matters. A copy of the Interim Order is included in the Circular. Subject to receipt of the requisite approvals by Securityholders at the Meeting, it is expected that EMX will apply for a final order of the Court approving the Arrangement on November 7, 2025.

Reasons for the Arrangement and Board Recommendation

  Top Quality, Globally Diversified Portfolio. The combined company will create a peer-leading revenue generating royalty company with combined revenue guidance of US$70 million in 2025 and analyst consensus revenue of US$80 million in 20261, underpinned by strong growth visibility.
  Meaningful Scale. The combined company results in a larger, well capitalized entity with a lower cost of capital, positioned to pursue further accretive royalty opportunities in the market.
  Future Growth. The combined company is expected to benefit from complementary management expertise, uniting Elemental Altus' proven track record of accretive royalty acquisitions with EMX's disciplined royalty generation and acquisition capabilities.
  Support of Directors, Officers and Shareholders. The boards of directors of each of EMX and Elemental Altus (subject to abstentions where legally required) and the special committee of the board of directors of EMX have unanimously recommended support for the Arrangement. Additionally, the directors and senior officers and certain shareholders of each of EMX and Elemental Altus have entered into voting and support agreements pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution at the Meeting and in favour of certain resolutions at the special meeting of Elemental Altus shareholders to be held on November 4, 2025, as applicable.
  Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and plan of arrangement, which includes terms and conditions that are reasonable in the judgment of the board of directors of EMX and the special committee of the board of directors of EMX. The Arrangement provides for a 21.5% premium on the 20 day volume weighted average price to Shareholders as of September 4, 2025 and management of EMX who will be taking on management positions with the combined company, including the CEO and CFO roles.

The Board of Directors (subject to abstentions where legally required) of EMX unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

How to Vote

	Registered Securityholders	Non-Registered Shareholders
	EMX Shares and/or EMX options held in own name and represented by a physical certificate or DRS.	EMX Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.

1 Based on figures (i) with respect to EMX from National Bank Financial Inc. and as of August 12, 2025, and (ii) with respect to Elemental Altus from each of Raymond James Ltd. and National Bank Financial Inc. as of August 19, 2025 and from Canaccord Genuity Corp. as of May 26, 2025.

Securityholders are encouraged to read the Circular in its entirety and vote their EMX shares and/or
EMX options as soon as possible ahead of the proxy voting deadline on October 31, 2025 at 10:00 a.m.
(Vancouver time) (which deadline may be waived by EMX).

To ensure your vote is received in a timely manner, Securityholders are strongly encouraged to cast their votes online or by telephone. Securityholders who require voting assistance may contact EMX's proxy solicitation agent, Laurel Hill Advisory Group at the contact information below. Additionally, Laurel Hill Advisory Group will reach out to Securityholders to assist with voting and utilize Broadridge's QuickvoteTM offering to take votes directly over the phone from eligible beneficial Shareholders. Beneficial Shareholders who have not received their voting instruction form with their unique control number may contact their broker and request this number to vote online or contact Laurel Hill Advisory Group.

While the Canada Post strike is ongoing, registered Shareholders who wish to deposit their letters of transmittal, share certificates and other required documentation, as applicable, should use courier services or hand deliver such documentation to the depositary, Computershare Investor Services Inc., at 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6.

Securityholder Questions

Securityholders who have any questions or require assistance with voting may contact Laurel Hill Advisory Group, EMX's proxy solicitation agent and Securityholder communications advisor:

Laurel Hill Advisory Group

Toll Free: 1-877-452-7184 (for Securityholders in North America)
International: +1 416-304-0211 (for Securityholders outside Canada and the US)
By Email: assistance@laurelhill.com

On Behalf of EMX

David Cole

CEO

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: +49 178 4909039 IBelger@EMXroyalty.com

About EMX

EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The EMX Shares are listed on the NYSE American Exchange and TSX-V under the symbol "EMX". Please see www.EMXroyalty.com for more information.

Cautionary Note Regarding Forward Looking Information

This press release may contain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, (collectively, "forward-looking statements") that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding the Meeting; the mailing and filing of the Meeting Materials, including the Canada Post strike and its effect on the mailing of the Meeting Materials; the approval of the Arrangement by Securityholders; the application for a final order of the Court approving the Arrangement; timing for closing of the Arrangement; EMX and the combined company's plans and expectations with respect to the proposed Arrangement; the accuracy of the pro forma financial position and outlook of the combined company following completion of the Arrangement; the expected benefits of the new board and management team of the combined company; and the anticipated impact of the Arrangement on the combined company's results of operations, financial position, growth opportunities and competitive position. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "targets," "schedules," "forecasts," "budget," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may," "could," "would," "should," "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the possibility that Securityholders may not approve the Arrangement; the risk that any other condition to closing may not be satisfied or waived; the risk that the closing of the Arrangement might be delayed or not occur at all; the risk that the Court does not issue a final order approving the Arrangement; the risk that either EMX or Elemental Altus may terminate the Arrangement Agreement and either EMX or Elemental Altus is required to pay a termination fee to the other party; potential adverse reactions or changes to business or employee relationships of EMX or Elemental Altus, including those resulting from the announcement or completion of the Arrangement; the diversion of management time on Arrangement-related issues; the risk of tax consequences for Securityholders and Elemental Altus securityholders if the Arrangement does not qualify as a tax-deferred reorganization; the ultimate timing, outcome and results of integrating the operations of EMX and Elemental Altus; the effects of the business combination of EMX and Elemental Altus, including the combined company's future financial condition, results, operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance its activities in the manner expected; the inability to satisfy the listing requirements to be listed on a U.S. stock exchange; the possibility that EMX or Elemental Altus fail to comply with applicable laws prior to the Arrangement which could subject the combined company to penalties; the risk that EMX or Elemental Altus may not receive the required Court, stock exchange and regulatory approvals to effect the Arrangement; the risk of any litigation relating to the Arrangement; the fact that business disruption may be greater than expected following the public announcement or consummation of the Arrangement; the risk that the combined company does not result in a larger, well capitalized entity with a lower cost of capital which could prevent the combined company from pursuing further accretive royalty opportunities in the market; the absence of control over mining operations from which the Company will receive royalties or stream interests from; and risks related to those mining operations and royalty and stream interests, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the EMX risk factors listed in EMX's Management's Discussion and Analysis for the six months ended June 30, 2025 and its Annual Information Form dated March 12, 2025 filed under EMX's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

EMX's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. Although the Company has attempted to identify important factors that could cause actual results to differ materially from the Company in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.